SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

14 February 2008

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC

Date: 14 February 2008	By:	/s/ Rolf Soderstrom
Rolf Soderstrom
Finance Director

Interim Management Statement

London, UK; Brentwood, TN, US; 14 February 2008 - Protherics PLC (“Protherics” or the “Company”), the international biopharmaceutical company focused on critical care and cancer, today provides its Interim Management Statement for the quarter ended 31 December 2007.

Highlights since 1 October 2007:

•	Completion of recruitment in “DEEP” phase 2b study of a Digoxin Immune Fab in severe pre-eclampsia; results expected April 2008

•	Start of AstraZeneca’s phase 2 programme with CytoFab™ in severe sepsis

•	Feedback from EMEA on requirements for approval of Voraxaze™ in the EU

•	Start of OncoGel™ phase 2b study in oesophageal cancer

•	Orphan Drug Status granted in the US for OncoGel in the treatment of oesophageal cancer

•	FDA supportive of a protocol amendment for OncoGel™ phase 1/2 study in brain cancer

•	Start of Acadra™ phase 1/2 study in B-cell chronic lymphocytic leukaemia (B-CLL)

Trading update:

Protherics has experienced a strong performance from its marketed products so far this financial year. This performance is particularly pleasing considering the weak US dollar, the currency in which the majority of the Company’s sales are made. Growth in DigiFab™ sales has been particularly strong over the prior year due to high levels of market demand in the US. The FDA has recently indicated that stock levels of Digoxin Immune Fabs are currently low in the US. CroFab™ continues to meet expectations with underlying growth underpinned by increased shipments to Fougera®, the Company’s distributor in the US. Voraxaze™ has also shown significant sales growth over the prior period as a consequence of the FDA approving its supply in the US under a Treatment IND with cost recovery.

The Company continues to invest in its development pipeline and has recently commenced three phase 2 studies, including AstraZeneca’s phase 2 programme with CytoFab™. Plans are also in place to start two more phase 2 studies in the first half of 2008. The Company’s expenditure continues to reflect the requirements for the enlarged business for which the Company raised £36.8 million in a fundraising in December 2006. Protherics reported £46.9m of cash at its half year ended 30th September 2007 and the Company’s financial position remains strong.

Commenting on today’s announcement, Andrew Heath, Chief Executive of Protherics, said:

“Since the half year ended in September 2007, we have made strong financial and clinical progress. We have started three phase 2 studies, including AstraZeneca’s phase 2 programme for CytoFab™, and we are on track to initiate two more studies in the first half of 2008. Meanwhile, we look forward to being able to report headline results from the DEEP pre-eclampsia phase 2b study in April 2008."

Portfolio update:

Protherics has made excellent progress with its development portfolio since the half year results in November 2007:

CytoFab™ - sepsis from severe infections
AstraZeneca has commenced a two part phase 2 development programme with CytoFabTM. The ongoing study will enroll 70 patients across multiple sites in the US and is designed to assess the safety, tolerability, pharmacokinetics and pharmacodynamics of CytoFab™ produced by the revised, scaled up manufacturing process. The study is expected to report towards the end of 2008 or early 2009. Following the successful completion of this study, AstraZeneca is planning a follow on study to assess both the safety and the efficacy of CytoFab™ in a larger patient group.

Protherics is extremely pleased that CytoFabTM is back in clinical development for the treatment of patients with this life-threatening condition. As previously indicated, Protherics’ next milestone from AstraZeneca is expected in the first half of 2010 upon the commencement of a phase 3 clinical study.

Digoxin Immune Fabs – pre-eclampsia in pregnancy

The recruitment of patients into the double-blind placebo-controlled Phase 2b “DEEP” study to investigate the use of Digoxin Immune Fabs (GlaxoSmithKline’s Digibind®) in severe pre-eclampsia was completed in December 2007. Protherics expects to be able to report headline data from the study in April.

The study enrolled women diagnosed with severe pre-eclampsia in the 24th – 34th week of pregnancy, and for whom the delivery of the baby was considered necessary within 72 hours to prevent possible life-threatening complications for mother and baby. The primary endpoints in the study are the use of antihypertensive medication and creatinine clearance, a clinically important measure of renal function. A secondary endpoint is prolongation of gestation and although the study is not powered to show statistical significance for this endpoint, the data may give an indication as to whether this treatment allows the baby to remain safely in the womb for longer.

Once the results of the study are known, Protherics intends to talk to regulators and potential partners to discuss next steps regarding the potential development of Digoxin Immune Fabs in this area of unmet need.

Voraxaze™ – methotrexate intoxication following high dose methotrexate therapy

Protherics is preparing to start the small pharmacokinetic study to address the interaction of Voraxaze™ with leucovorin agreed with the FDA. The additional manufacturing work requested by the FDA to support a Voraxaze™ marketing application in the US is ongoing and Protherics is working with its contract manufacturer in preparation for an FDA pre-approval inspection. Protherics is on-track to start its Biological Licensing Application for Voraxaze in the US on a rolling submission basis starting in Q2 2008.

Protherics has recently had feedback from the EMEA that the Voraxaze™ interaction study agreed with the FDA will, in principle, support resubmission of the marketing application in the EU. The EMEA has however requested a preclinical study to demonstrate that Voraxaze™ reduces methotrexate (MTX) toxicity. As there is no preclinical model of the delayed elimination of MTX seen in patients this request presents a significant technical challenge and Protherics is currently exploring the feasibility of undertaking such a study. Protherics will indicate to the EMEA that it will not proceed with a marketing application for Voraxaze™ in Europe if it is unable to undertake this study.

Protherics is pleased to see continued strong growth in the use of Voraxaze™ in the US under the Treatment Protocol with cost recovery and on a named patient basis outside of the US.

OncoGel™ - oesophageal cancer and primary brain cancer
Protherics recently enrolled the first patient in a 124 patient randomized phase 2b study in the US and EU of OncoGel™ in oesophageal cancer. The study will evaluate OncoGel™ administered in combination with pre-operative chemoradiotherapy versus pre-operative chemoradiotherapy alone. The primary endpoint of the study is a blinded assessment of tumour response while overall survival is one of the secondary endpoints. Protherics expects to have preliminary data available from the phase 2b study in the first half of 2010. The FDA has recently granted Orphan Drug Status to OncoGel for its potential use in the treatment of oesophageal cancer in the US.

The FDA also recently agreed in principle to Protherics’ request for an amendment to the protocol for the phase 1/2 study of OncoGel™ in primary brain cancer which was needed to address concerns regarding fluid retention observed in the first cohort of patients. The FDA has indicated that, following receipt of some additional documentation, patient recruitment can resume at a proposed lower dose volume of OncoGel™. The FDA has also asked Protherics to undertake a preclinical safety study to support its proposed protocol amendment and to allow the dose volume to be increased.

Acadra™ – B-cell chronic lymphocytic leukaemia (B-CLL)

Earlier this month, Protherics announced the enrolment of the first patient in the phase 1/2 study of Acadra™ in B-CLL in collaboration with its development partner, Advancell s.l.. The study is being conducted in the EU and will enrol up to 30 B-CLL patients who have relapsed or are refractory to existing chemotherapy. The open label study is designed to assess the safety, tolerability, pharmacokinetics and the effects on Acadra™ on B-cell and T-cell counts. Part I of the study will investigate escalating single doses of Acadra™ followed in part II by an assessment of repeated doses. Preliminary results from part I of the study are expected in the second half of 2008 and the final study results could be available in the first half of 2009.

Prolarix™

Cancer Research UK is continuing to enrol patients into the expanded cohort at the maximum tolerated dose (MTD) in the Prolarix™ phase 1 study and expects to complete recruitment in the next couple of months. The timing of the final results will depend on how many cycles of treatment the most recently recruited patients receive, although headline data are expected to be available in mid-2008. Meanwhile, Protherics is progressing the activities required to start a phase 2 programme in primary liver cancer, the lead indication for Prolarix, in the first half of 2008.

Angiotensin Therapeutic Vaccine and CoVaccine HTTM

Protherics continues preparing for the start of a proof of concept phase 2a study of its Angiotensin Therapeutic Vaccine, which includes the new proprietary adjuvant, CoVaccine HTTM, in hypertensive patients in the first half of 2008.  Protherics is excited about continuing the clinical development of this potentially valuable programme and, with good data, to progressing out-licensing discussions with potential partners as soon as next year.

| Ends |

For further information please contact:

Protherics
Andrew Heath, CEO	+44 (0) 20 7246 9950
Nick Staples, Director of Corporate Affairs	+44 (0) 7919 480510
Saul Komisar, President Protherics Inc	+1 615 327 1027

Financial Dynamics – press enquiries
London: Ben Atwell, Lara Mott	+44 (0) 20 7831 3113
New York: John Capodanno, Jonathan Birt	+1 212 850 5600

Or visit www.protherics.com

Notes for Editors:

About Protherics

Protherics (LSE: PTI, NASDAQ: PTIL) is a leading biopharmaceutical company focused on the development, manufacture and marketing of specialised products for critical care and cancer.

Protherics has developed and manufactures two biologics for critical care which are FDA approved and currently sold in the US: CroFab™, a pit viper antivenom and DigiFab™, a digoxin antidote. Protherics generated £31.1 million in revenues in its financial year ended 31 March 2007, and reported £46.9 million in cash at the half year ending 30 September 2007. The Company’s strategy is to use the revenues generated from its marketed and out-licensed products to help fund the advancement of its broad, late stage pipeline. Protherics expects to have six programmes in phase 2 development in 2008.

Protherics has two major development opportunities in its critical care portfolio. AstraZeneca is currently undertaking a phase 2 programme with CytoFab™ for the treatment of severe sepsis, following a major £195 million licensing deal with Protherics in December 2005. In addition, Protherics is on-track to report in the first half of 2008 the results of a phase 2b study with a Digoxin Immune Fab for the treatment of pre-eclampsia.

Protherics has a pipeline of four novel cancer products in clinical development, and intends to undertake the sales and marketing of these products in the US and or the EU. Protherics is preparing to resubmit a BLA for Voraxaze™, an adjunct to high dose methotrexate therapy, under a rolling submission in the US starting in Q2 2008.

With headquarters in London, the Company has approximately 290 employees across its operations in the UK, US and Australia.

For further information visit: www.protherics.com

Disclaimer

This document contains forward-looking statements that involve risks and uncertainties including with respect to future growth, product development and clinical studies, product sales and regulatory approval of Protherics’ products for marketing and distribution. Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in these forward-looking statements due to many important factors, including the market for the Company’s products, the timing and receipt of regulatory approvals, the progression and results of clinical studies and other factors discussed in Protherics’ Annual Report on Form 20-F and other reports filed from time to time with the U.S. Securities and Exchange Commission. We do not undertake to update any oral or written forward-looking statements that may be made by or on behalf of Protherics.

END